

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 15, 2007

<u>via U.S. mail and facsimile</u>
Dr. Tim Sun
President
Geopulse Exploration Inc.
1055 West Hastings Street, Suite 1980
Vancouver, British Columbia, Canada, V6E2E9

      Re: Geopulse Exploration Inc.
              Amendment No. 4 to Registration Statement on
              Form SB-2
              Filed June 1, 2007
              File No. 333-137519

Dear Dr. Sun:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment two in our letter dated March 23, 2007, and your conclusion that both of your directors are independent. To the extent that either serves as an executive officer or employee, however, we do not agree with your analysis. See for example NASDAQ Marketplace Rule 4200(a)(15), which states that an 'independent director' means a person "other than an executive officer…" of the company. In light of the fact that you characterize both of your directors as executive officers, please advise how you reached the conclusion that they were independent. We may have additional comments.

2. Please provide updated financial statements in accordance with Item 310(g) of Regulation S-B.

Risk Factors

"If a Market for our Common Stock does not develop…," page 8

3. We note your disclosure that you have applied for quotation on the over-the-counter bulletin board. Since companies do not apply directly for quotation on the OTCBB, please revise accordingly. If you have had any discussions or have an agreement with a registered broker/dealer to make the necessary filing in order to make a market in your common stock after the registration statement is declared effective, provide details at an appropriate place later in the filing.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, Accounting Branch Chief, at (202) 551- 3683 with any questions on the accounting comments. You may contact Donna Levy at (202) 551-3292 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Cannarella
        D. Levy
        T. Levenberg
        J. Davis